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SEC FILE NUMBER
8-70472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PURESTREAM, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Rockefeller Plaza, Suite 2900A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Armando Diaz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PureStream, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _DocuSigned by:_ _AMP_ _D9621BCFFCFD4C2..._

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PureStream, LLC

Statement of Financial Condition
with Report of Independent
Registered Public Accounting Firm

December 31, 2025

Filed as a Public Document in accordance with Rule 17a-5(e)(3)
of the Securities Exchange Act of 1934

PureStream, LLC
Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of PureStream, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PureStream, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company’s auditor since 2022.

New York, New York
March 26, 2026

Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$26,777,204
Accounts receivable	7,850,403
Deposit with clearing broker	250,000
ROU Asset	1,186,598
Other assets	925,581
TOTAL ASSETS	$36,989,786

LIABILITIES

Accounts payable	$601,063
Salaries and wages payable	5,833,875
Other liabilities and accrued expenses	303,770
Long-term lease liabilities	1,479,294
TOTAL LIABILITIES	$8,218,002

MEMBER'S EQUITY	28,771,784
TOTAL LIABILITIES AND MEMBER'S EQUITY	$36,989,786

The accompanying notes are an integral part of this financial statement.

1. **ORGANIZATION AND NATURE OF BUSINESS**

PureStream, LLC (the "Company") is a Delaware single member LLC formed on October 17, 2019. The Company is an agency broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received regulatory approval to commence its broker dealer operations on March 15, 2021 and began operating the PURE ATS during August 2021.

The Company is wholly owned by PureStream Trading Technologies Inc. (the "Parent"/"Member").

The Company, pursuant to Regulation ATS and Regulation ATS NMS, is the broker-dealer operator of the PureStream alternative trading system (the "ATS" or "PURE ATS"). The PURE ATS executes trades on an agency only basis in National Market System ("NMS") equity securities for its broker-dealer subscribers. The Company generates transaction fees for facilitating trading on the PURE ATS.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The preparation of this financial statement is on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of this financial statement, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Income Taxes

As a single member limited liability company, wholly owned by PureStream Trading Technologies Inc., a C-corporation, the Company is deemed a disregarded entity not subject to U.S. Federal income taxes. Taxable income or loss of the Company is therefore allocated to its Member and included in the income tax returns filed by its Parent. Uncertainties in income taxes are provided for under the provisions of FASB ASC 740, "Accounting for Uncertainty in Income Taxes." The ASC establishes guidance on uncertain tax positions using a threshold approach. For the year ended December 31, 2025, the Company had no material unrecognized tax and no uncertain tax positions. As such no related reserves or disclosures are included in the Company's statement of financial condition. In accordance with ASU No. 2019-12, the Company has not included deferred tax assets and liabilities in the Statement of Financial Condition.

Cash and Cash Equivalents

The Company had a cash and cash equivalents balance of $26,777,204 as of December 31, 2025, which is maintained in one banking institution and includes a liquid money market account. The liquid money market account is not FDIC insured. At times cash may exceed federally insured limits. The Company has not experienced any losses in this account. The Company does not believe the banking institution poses significant credit risk on its cash and cash equivalents. However, the Company's cash balance exceeds the federally insured limit by $750,987.

.

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with subscribing Broker-Dealers or in connection with a licensing agreement. The accounts receivable balance at December 31, 2025 was $7,850,403. This primarily consists of PURE ATS commission income receivable.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivables) and are reversed when either it becomes a receivable, or the cash is received. Contract assets are reported in the statement of financial condition. As of December 31, 2025, there were no unbilled receivables and no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are reversed when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2025, there were no contract liabilities.

Allowance for credit losses of trade receivable balances is regularly evaluated and a determination is made based on a combination of factors such as Subscribing Broker-Dealer's creditworthiness, past transaction history with the subscriber, and reasonable and supportable forecasts. Changes to such allowance would be reflected in accordance with ASC 326. At December 31, 2025, the Company believes that all of its trade receivable balances will be collected. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expect credit losses. The Company continually reviews the credit quality of its subscribers, which are SEC-registered broker-dealers. There was no allowance for credit losses established as of December 31, 2025.

Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. Depreciation of assets is provided using the straight-line method for financial reporting purposes over its estimated useful life of the asset, which is five years. At December 31, 2025, $166,839 is reflected in other assets on the statement of financial condition.

Stock-Based Compensation

The Parent's equity incentive plan provides for the granting of Parent common stock options or other share-based awards to Employees, Directors, and Consultants of the Company.

Incentive Stock Options may be granted only to Employees; all other Stock Awards may be granted only to Employees, Directors and Consultants. In the event a Participant is both an Employee and a Director, or a Participant is both a Director and a Consultant, the Stock Award Agreement shall specify the capacity in which the Participant is granted the Stock Award; provided, however, if the Stock Award Agreement is silent as to such capacity, the Stock Award shall be deemed to be granted to the Participant as an Employee or as a Consultant, as applicable.

Each Option shall vest and become exercisable in one or more installments, at such time or times and subject to such conditions, including without limitation the achievement of specified performance goals or objectives established with respect to one or more performance criteria, as shall be determined by the Board.

Each stock grant agreement shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate. Award Shares issued pursuant to a stock grant agreement may, but need not, be subject to a share repurchase option in favor of the Company in accordance with a vesting schedule to be determined by the Board.

Stock-based compensation is accounted for in accordance with ASC 718, Compensation—Stock Compensation, which requires recognition of expense related to the fair value of stock-based compensation. Compensation cost includes compensation cost for all stock-based compensation granted, based on the grant-date fair value estimated in accordance with the guidance in ASC 718, recognized over the vesting period using the straight-line attribution method. Stock-based compensation expense is recognized by the Company with a corresponding increase to additional paid-in capital, representing the contribution of Parent common stock.

3. DEPOSIT WITH CLEARING BROKER

In May of 2025 the Company effected a clearing broker change and engaged Instinet, LLC as the clearing broker for all clearance and settlement purposes on the PureStream ATS. The Company received its $1,500,000 deposit back from BOFA Securities, Inc. and has $250,000 on deposit with its new clearing broker. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for certain losses that result from the Company's or a counterparty's failure to fulfill certain contractual obligations. No such losses occurred in 2025.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company has had no historical losses and continuously monitors its credit and market risk exposure. The Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the financial statements for this indemnification.

4. CONCENTRATION AND CREDIT RISK

Credit Risk - The Company is subject to credit risk should the ATS's subscribing broker-dealers become unable to pay the amount receivable as reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance by these counterparties. As of December 31, 2025, approximately 70% of commission receivable balance is due from 4 Subscribing Broker-Dealers.

Clearing Counterparty Credit Risk - The Company is exposed to counterparty credit risk in the case of failure to perform on the part of the clearing firm that is involved in processing equities transactions on the behalf. The Company uses Instinet, LLC to clear transactions. Instinet, LLC guarantees the trade until one day after the trade date, after which time the National Securities Clearing Corporation (NSCC) provides a guarantee. Thus, the Company is potentially exposed to counterparty credit risk on equities trades between the trade date and one day after the trade date in the event that Instinet, LLC fails to perform. In the case of a failure to perform on the part of Instinet, LLC the Company has obligations to the counterparties to satisfy the trades. The Company believes that any potential requirement for the Company to make payments under these obligations is remote and accordingly, has not recorded any liability in the financial statement for these obligations.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to unasserted potential claims encountered in the normal course of business. The Company has no litigation in progress at December 31, 2025. In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not paid any prior claims or losses pursuant to these contracts and expects the risk of losses to be remote.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with its Parent which allows the Parent to act as paymaster for centrally processed expenses. For the year ended December 31, 2025, the total expenses reimbursed to the Parent pursuant to this agreement were approximately $9,725. Which are recorded in professional fees on the statement of operations. As of December 31, 2025, there is no outstanding payable to the Parent.

The Parent has established and maintains a share-based compensation plan (stock-option plan) for selected employees. Options were granted to employees of the Company. The options vest over a 3-year period. The compensation cost associated with these options is allocated through equity to the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $22,909,004 which was $22,440,243 in excess of the amount required of $468,761. The ratio of aggregate indebtedness to net capital was 30.69%.

8. **LEASE**

The Company follows the lease accounting guidance in ASC Topic 842. The Company elected the package of practical expedients permitted in ASC Topic 842 upon adoption. The Company has obligations as a lessee for office space with initial non-cancelable terms in excess of one year. The Company classified the lease as operating lease. The lease contains renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The weighted average remaining life of the lease term for these leases was 4.0 years as of December 31, 2025.

The Member subsequently entered into a 5-year, long-term, lease agreement dated December 5, 2024, with the lease term ending May 31, 2030. The Company is responsible for one hundred (100) percent of the total Fixed Rent and Additional Rent due to the Landlord during the Term of the Lease in accordance with the Company's expense sharing agreement.

The operating lease asset and lease liability are determined at the commencement date of the lease based on the present value of the lease payments. As our lease does not provide an implicit rate, the Company used its incremental borrowing rate, the rate of interest to borrow on a collateralized basis for a similar term, at the lease commencement date. The Company utilized a discount rate of 10.00% in determining the lease liability as of December 31, 2025.

The Company made a policy election to exclude the recognition requirements to short-term leases, those leases with original terms of 12 months or less. Short-term lease payments are recognized in the income statement on a straight-line basis over the lease term. Certain real estate leases may contain lease and non-lease components, such as common area maintenance charges, real estate taxes, and insurance, which are generally accounted for separately and are not included in the measurement of the lease liability since they are generally able to be segregated. The Company does not sublease any of its leased properties. There were no sale and leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2025.

9. **SEGMENT REPORTING**

The Company is engaged in a single line of business as a securities broker-dealer, which is the broker-dealer operator of the alternative trading system. The Company has identified its Chief Executive Officer as the chief operating decision makers ("CODMs"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. Segment revenue and significant expenses for the year ended December 31, 2025, are those as shown in the Statement of Operations, in its entirety. The accounting policies used to measure the profit and loss of this sole segment are the same as those described in the summary of significant accounting policies. For the year ended December 2025, approximately 48% of commission revenue was earned from 3 Subscribing Broker-Dealers.

10. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through the date of issuance of this financial statement. There have been no subsequent events that require disclosure or to be recognized in the financial statement as of December 31, 2025.